Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

[redacted]

08003959

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

SUPPL

16 July 2008

Re: Submission of Abbey Capital Multi-Manager Fund Ltd, file number 082/35211

Dear Sir/Madam,

Please find enclosed the following reports for the Abbey Capital Multi-Manager Fund Ltd, covering the period June 1st to June 30th 2008.

- Monthly Performance Report for June.
- Daily NAV's for the Abbey Capital Multi-Manager Fund Ltd for June.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

7/24

Abbey Capital

Abbey Capital Multi-Manager Fund

Monthly Performance Update June 2008 **+5.9%, +19.8% Year-to-date**

Summary

The Abbey Capital Multi-Manager Fund was up +5.9% in June and is +19.8% year-to-date. Gains were widely diversified across market sectors, with short positions in equity markets and long exposure to the energy sector contributing most to the profitable month.

A rise in crude oil prices to new record highs and continued evidence of distress at major financial institutions saw equity markets sell-off sharply into month-end. The USD was generally weaker on diminished expectations of a rise in US interest rates and anticipation of monetary tightening in Europe.

Abbey Capital Multi-Manager Fund
Pro forma & Actual Monthly Rates of Return

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.7%	8.7%
2001	-2.0%	2.2%	6.0%	-5.4%	-0.1%	-1.7%	2.0%	5.6%	6.8%	9.5%	-11.7%	-0.2%	9.5%
2002	-1.8%	-2.7%	3.1%	-2.7%	-1.5%	10.4%	4.7%	4.7%	5.3%	-7.3%	-1.8%	6.8%	16.6%
2003	4.5%	8.2%	-7.9%	0.8%	7.0%	-5.0%	-1.2%	-1.1%	-1.2%	2.5%	1.0%	5.8%	13.0%
2004	0.6%	7.0%	-0.4%	-6.1%	-2.4%	-4.5%	-2.0%	-2.3%	2.0%	1.1%	1.5%	-0.6%	-6.7%
2005	-5.2%	0.0%	0.5%	-3.0%	2.5%	3.6%	-0.0%	1.8%	2.5%	-1.9%	7.7%	0.8%	9.0%
2006	5.3%	-3.1%	3.4%	7.2%	-0.7%	-3.1%	-3.0%	1.0%	-2.4%	2.1%	2.3%	2.9%	11.8%
2007	1.3%	-5.0%	-2.3%	4.6%	2.2%	3.2%	-5.3%	-5.6%	6.1%	5.2%	-0.9%	1.6%	4.2%
2008	3.7%	10.1%	-0.8%	-2.2%	2.2%	5.9%	-	-	-	-	-	-	19.8%

Figure for June 2008 is estimated

The Abbey Capital Multi-Manager Fund ("ACMMF") commenced trading in Jan 2007 and invests solely in the ACL Alternative Fund USD Share Class A. The performance figures shown above, which include interest and are net of all fees, the performance is based on the actual performance of the ACL Alternative Program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF. The ACL Alternative Fund commenced as a program in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers

Energy

Crude oil rallied to an all-time high of $143.67 at month-end, bringing its gain this year toward +46%. Prices were supported by renewed tensions in the Middle East, concerns about Nigerian production and reports of possible US government control over speculative trading in commodities markets. Natural gas prices rose to the highest level since December 2005, aided by reports that rising temperatures and tropical storms in the Gulf of Mexico may limit supplies later this summer.

FX

The USD finished weaker against the EUR at 1.5736, declining sharply into month-end after the Federal Reserve held interest rates at 2% and gave no indication of a near-term rise, despite rising inflationary pressures. Conversely, ECB President Jean Claude Trichet unexpectedly hinted that eurozone rates could rise by a quarter of a percent from 4% in July's meeting. The USD also finished weaker against the GBP, closing at 1.9908, after the Bank of England said it would focus on combating rising inflation, increasing expectations of a rate rise from the current 5% level.

Equity

The threat of rising global inflation and further losses at major financial firms saw equity markets finish sharply lower for the month and negative on the second quarter. The VIX Index, which measures implied volatility in the S&P 500, rose over +34% in June to 23.65, its biggest monthly rise since last July. The S&P 500 lost -8.6% on the month, and is now over -18% lower than its October 2007 high. European bourses also finished lower, with the FTSE declining -7.1% and the DAX losing -9.6%. In Asia the Nikkei 225 fell -6.0% and the Shanghai Composite slumped over -20%.

Financials

Bond prices finished mixed on the month as rising inflationary pressures were weighed against a decline in equity markets. US Treasuries were generally flat, declining earlier in the month on speculation of rising interest rates and consumer prices. The sharp sell-off in equities and diminished expectations of a rise in US rates saw prices reverse into month-end. European bonds closed lower on firmer prospects of a rise in the ECB target interest rate.

Performance Analysis
(as of June 30, 2008)

	Abbey Capital Multi-Manager Fund (Proforma Dec 00-Dec 06, actual thereafter)
Cumulative Return	122.5%
Annualised ROR	11.1%
Largest Monthly Gain	10.4%
Largest Monthly Loss	-11.7%
Annualised Volatility	15.1%
Volatility from Nov 2003	12.8%
Maximum Drawdown	-19.8%
Sharpe Ratio	0.6

The ACL Alternative Program started December 1st 2000 and was launched as a fund on January 31, 2002. The Abbey Capital Multi-Manager Fund ("ACMMF") commenced trading in Jan 2007 and invests solely in the ACL Alternative Fund USD Share Class A. The performance figures shown above, which include interest and are net of all fees, the performance is based on the actual performance of the ACL Alternative Program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF. It allocates to a group of external Alternative Investment Managers.

Continued overleaf..

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital Multi-Manager Fund Ltd
Daily asset value calculation
US $ Share Class A (in US$)

30-Jun-08

Submission of Abbey Capital Multi-Manager Fund, file number 082/35211

Date	Unit Value
31-May-08	N/A
2-Jun-08	118.05
3-Jun-08	117.76
4-Jun-08	117.07
5-Jun-08	119.70
6-Jun-08	123.18
9-Jun-08	122.36
10-Jun-08	121.43
11-Jun-08	122.70
12-Jun-08	122.50
13-Jun-08	122.45
16-Jun-08	122.79
17-Jun-08	122.25
18-Jun-08	122.80
19-Jun-08	122.47
20-Jun-08	123.10
23-Jun-08	122.99
24-Jun-08	123.24
25-Jun-08	122.87
26-Jun-08	124.46
27-Jun-08	124.81
30-Jun-08	124.85

END